Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 13 DATED OCTOBER 13, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of September 30, 2016; and
•	Status of Our Share Redemption Plan,

Net Ass Value Per Share as of June 30, 2016

Net Asset Value as of September 30, 2016

As of September 30, 2016, our NAV per common share is $9.55. This NAV per common share shall be effective until December 31, 2016, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2016
ASSETS
Cash and cash equivalents	$445
Current interest receivable	56
Real estate debt investments and accrued interest, at fair value	46,146
Total Assets	$46,647

LIABILITIES
Accounts payable	$6
Dividends payable [1]	679
Settling subscriptions	225
Due to related party	1,112
Promissory grid note payable	700
Total Liabilities	$2,722

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; unlimited shares authorized; 4,597,594 shares issued and outstanding, net of accumulated amortization of deferred offering costs	$44,113
Accumulated deficit	(44)
Net adjustments to fair value	(144)
NET ASSETS	$43,925
NET ASSET VALUE PER SHARE, on 4,597,594 shares issued and outstanding [2]	$9.55

[1] This amount does not include accrual for dividends payable that were declared before September 30, 2016 that relate to the fourth quarter of 2016.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on September 30, 2016, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On October 13, 2016, the Company announced that its net asset value per share (“NAV”) as of September 30, 2016 is $9.55 per share of our Common Shares. This NAV per common share shall be effective until December 31, 2016, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate properties and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. In addition, for our September 30, 2016 NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2016, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Status of Our Share Redemption Plan

During the quarter ended September 30, 2016, we redeemed 18,150 common shares pursuant to our share redemption plan.